Exhibit 17.1

June 11, 2021

Cannabis Global

Natural Plant Extracts

Attn: Board of Directors and Managers

Re: Resignation

To whom it may concern:

Effective June 11, 2021 I am submitting my official resignation from my position as a Director at Cannabis Global, Inc., a Nevada Corporation as it was assigned to me on October 23, 2020. I am also resigning from any positions | hold on the Board of Directors at NPE, NLD, or any of its affiliates. Those affiliates may include MCOA, MCTC, Hemp You Can Feel, or any others that have been associated with the parent companies or its owners. I hereby agree that pursuant to the terms of my contractual obligations that ended on May 27, 2021, I have ceased providing services to Cannabis Global, NPE, NLD, and its affiliates. All services and knowledge of business practices ended at the end of day on May 27, 2021.

Sincerely,

/s/ Jim Riley

Jim Riley

Agreed to and Accepted

/s/ Arman Tabatabaei

Arman Tabatabaei

CEO Cannabis Global, Inc

NPE

NLD